UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 333-191314

BLUEPHOENIX SOLUTIONS LTD.

(Translation of Registrant's Name into English)

601 Union Street, Suite 4616 Seattle, Washington 98101

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permiteed by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulations S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the lasws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home countrry exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

Dated: November 6, 2013	By:	/s/ Matt Bell
Matt Bell
CEO

BluePhoenix Solutions USA, Inc. Enters into Loan Agreement, Announces Q3 Earnings Call
Leading Legacy Modernization Software Company Enters Agreement with Comerica, Shares Access to November 21 Earnings Call

SEATTLE, Nov. 7, 2013 (GLOBE NEWSWIRE) -- BluePhoenix Solutions USA, Inc., a wholly owned subsidiary of BluePhoenix Solutions Ltd. (Nasdaq:BPHX), the leading provider of value driven legacy IT modernization solutions, announced today that in October 2013, it entered into a loan agreement for funding up to the amount of $1,000,000 with Comerica Bank.

The company will also report its 2013 third quarter financial results on Thursday, November 21, 2013. The company's management team will host a conference call to discuss the results with the investment community at 4:30 p.m. ET/1:30 p.m. PT. The call can be accessed by dialing 1- 877-941-6009 within the United States, or via local US number 1- 480-629-9818 if calling internationally, approximately five minutes prior to its scheduled commencement.

A replay can be accessed through a link on the BluePhoenix website.

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (Nasdaq:BPHX) is the leading provider of legacy technology solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application integration and migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Oracle, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as "may," "will," "plans," "believes," "estimates," "expects," "predicts", "intends,"  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company's current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company's products; successful implementation of the Company's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix's most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

CONTACT:

Rick Oppedisano
Vice-President, Global R&D and Marketing
ricko@bphx.com
www.bphx.com
@bluephoenixmod